UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and
Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Dynegy Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

26817R108

(CUSIP Number)

Christopher M. Leininger, Esq.

c/o Energy Capital Partners III, LLC

51 John F. Kennedy Parkway, Suite 200

Short Hills, NJ 07078

(973) 671-6100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 15, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26817R108	13D

Explanatory Note

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends and supplements the Statement on Schedule 13D filed with the United States Securities and Exchange Commission on February 17, 2017, as amended to date (the “Statement”), relating to the Common Stock (the “Common Stock”) of Dynegy, Inc. (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

Item 4.	Purpose of Transaction.

Item 4 of the Statement is hereby amended and supplemented by adding the following:

As previously disclosed, on August 17, 2017, Volt Parent, LP, a Delaware limited partnership (“Volt Parent”), and Volt Merger Sub, Inc., a Delaware corporation (“Volt Merger Sub”), each entities affiliated with the Reporting Persons, entered into an Agreement and Plan of Merger (the “Volt Merger Agreement”), by and among Calpine Corporation, a Delaware corporation (“Calpine”), Volt Parent and Volt Merger Sub, pursuant to which, among other things, Volt Merger Sub will merge with and into Calpine (the “Merger”), with Calpine surviving the Merger as a subsidiary of Volt Parent. The Merger remains subject to regulatory and other conditions and, subject to the satisfaction or waiver of those conditions, is expected to close in the first quarter of 2018 (the “Volt Merger Closing Date”).

In connection with the Merger, on September 15, 2017, ECP ControlCo, LLC (“ECP”) submitted an application (the “Application”) to the Federal  Energy Regulatory Commission (“FERC”) pursuant to Section 203 of the Federal Power Act for approval of the Merger.  In the Application, in order to facilitate the timely approval of the Application by FERC, ECP stated that it will cause Terawatt Holdings, LP (“Terawatt Holdings”) to dispose a portion of its Common Stock of the Issuer so that Terawatt Holdings will own less than 10% of the outstanding Common Stock of the Issuer prior to the Volt Merger Closing Date.

There can be no assurance that that the actions detailed in the Application will be sufficient to obtain FERC’s approval of the Merger, or that the Reporting Persons will not be required to make additional concessions.

CUSIP No. 26817R108	13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:	September 18, 2017

ECP ControlCo, LLC

		By:	/s/ Andrew D. Singer
		Name:	Andrew D. Singer
		Title:	Managing Member

Energy Capital Partners III, LLC
By: ECP ControlCo, LLC, its managing member

		By:	/s/ Andrew D. Singer
		Name:	Andrew D. Singer
		Title:	Managing Member

Energy Capital Partners GP III, LP
By: Energy Capital Partners III, LLC, its general partner
By: ECP ControlCo, LLC, its managing member

		By:	/s/ Andrew D. Singer
		Name:	Andrew D. Singer
		Title:	Managing Member

Energy Capital Partners III, LP
By: Energy Capital Partners GP III, LP, its general partner By: Energy Capital Partners III, LLC, its general partner
By: ECP ControlCo, LLC, its managing member

		By:	/s/ Andrew D. Singer
		Name:	Andrew D. Singer
		Title:	Managing Member

CUSIP No. 26817R108	13D

Energy Capital Partners III-A, LP
By: Energy Capital Partners GP III, LP, its general partner By: Energy Capital Partners III, LLC, its general partner
By: ECP ControlCo, LLC, its managing member

By:	/s/ Andrew D. Singer
Name:	Andrew D. Singer
Title:	Managing Member

Energy Capital Partners III-B (Terawatt IP), LP
By: Energy Capital Partners GP III, LP, its general partner By: Energy Capital Partners III, LLC, its general partner
By: ECP ControlCo, LLC, its managing member

By:	/s/ Andrew D. Singer
Name:	Andrew D. Singer
Title:	Managing Member

Energy Capital Partners III-C, LP
By: Energy Capital Partners GP III, LP, its general partner By: Energy Capital Partners III, LLC, its general partner
By: ECP ControlCo, LLC, its managing member

By:	/s/ Andrew D. Singer
Name:	Andrew D. Singer
Title:	Managing Member

Terawatt Holdings GP, LLC

By:	/s/ Tyler Reeder
Name:	Tyler Reeder
Title:	President

Terawatt Holdings, LP
By: Terawatt Holdings GP, LLC, its general partner

By:	/s/ Tyler Reeder
Name:	Tyler Reeder
Title:	President